================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 14


                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)
                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   422206102

                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person filing the statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

================================================================================
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     This Amendment No. 14 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 1997 (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.




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ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.


     Item 8 of the Schedule 14D-9 is hereby amended by adding the following information:

     On June 16, 1997, Healthdyne filed its Second Counterclaim (the "Second Counterclaim") with the District Court, alleging that: (i) Invacare and its representatives have engaged in unfair competition and tortious interference with business relations under Georgia law and have violated O.C.G.A. Sections 10-1-370 through 375, the Georgia Uniform Deceptive Trade Practices Act, by disseminating false and misleading statements to Healthdyne's customers about Healthdyne and Healthdyne's products; and (ii) Invacare has violated federal securities laws by failing to disclose to Healthdyne's shareholders in its filings with the Commission its intention to close Healthdyne's Marietta, Georgia manufacturing facility and to discontinue Healthdyne's line of oxygen concentrators. The Second Counterclaim seeks preliminary and permanent injunctive relief as well as compensatory and punitive damages. A copy of the Second Counterclaim is attached hereto as Exhibit 51.



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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.



  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
  Exhibit 51   --   Second Counterclaim filed by Healthdyne on June 16, 1997.


---------------

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By:      /s/ M. WAYNE BOYLSTON
                                            ------------------------------------
                                            Name: M. Wayne Boylston
                                            Title: Vice President -- Finance,
                                            Chief Financial Officer and
                                              Treasurer

Dated: June 17, 1997


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                                                              EXHIBIT 51


                      IN THE UNITED STATES DISTRICT COURT
                      FOR THE NORTHERN DISTRICT OF GEORGIA
                                ATLANTA DIVISION

INVACARE CORPORATION and                    :
I.H.H. CORP.,                               :
                           Plaintiffs,      :
                                            :
                  v.                        :        CIVIL ACTION NO.
                                            :        1:97-CV-0205-CC
HEALTHDYNE TECHNOLOGIES, INC.               :
CRAIG B. REYNOLDS,                          :
J. TERRY DEWBERRY,                          :
ALEXANDER H. LORCH,                         :
J. LELAND STRANGE,                          :
JAMES J. WELLMAN, and                       :
J. PAUL YOKUBINAS,                          :
                                            :
                           Defendants.      :

                              SECOND COUNTERCLAIM

                   Counterclaim plaintiff Healthdyne Technologies, Inc. ("Healthdyne"), by its undersigned counsel, alleges upon knowledge with respect to itself and its acts and upon information and belief as to all other matters, as follows:

                                  INTRODUCTION

                  1. The claims alleged herein arise out of Invacare Corporation's ("Invacare") secret campaign to spread misinformation to Healthdyne's customers in order to damage Healthdyne's second quarter 1997 sales results. Invacare is carrying out this unlawful scheme, and has failed to disclose its conduct and related business plans



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to Healthdyne's shareholders, to support its hostile tender offer for securities of Healthdyne, and its proxy contest to replace the Healthdyne Board of Directors and amend Healthdyne's bylaws. Healthdyne requests preliminary and permanent injunctive relief and damages resulting from Invacare's disparagement of Healthdyne's business in violation of the Uniform Deceptive Trade Practices Act, O.C.G.A. ss. 10-1-370 through 375, tortious interference with Healthdyne's business relations and prospective business opportunities; and violations of federal securities laws.

                  2. Invacare has conducted its campaign of misinformation on two fronts. In dealing with Healthdyne's customers, Invacare has stated that its hostile acquisition of Healthdyne is a "done deal." Invacare has told Healthdyne's customers that Invacare intends to close Healthdyne's Marietta, Georgia facility that manufactures oxygen concentrators and will discontinue Healthdyne's line of oxygen concentrators. Invacare's sales representatives have made these misrepresentations in order to persuade Healthdyne's customers to order Invacare's oxygen concentrators instead of Healthdyne's oxygen concentrators.

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                  3. Invacare tells a very different story to Healthdyne's
stockholders. In its Schedule 14D-1 Tender Offer Statement (the "Offer Statement"), which was filed with the Securities and Exchange Commission (the "SEC") on January 27, 1997 and has subsequently been amended several times, Invacare states that it has made no decisions regarding its plans for Healthdyne. Invacare represents that such decisions will await Invacare's access to Healthdyne's books and records. Invacare omits any reference to its intention to close the Marietta, Georgia facility and discontinue the line of concentrator products. Moreover, Invacare does not disclose its campaign designed to damage Healthdyne's sales of oxygen concentrators. Invacare similarly omits all of this information from its Preliminary Proxy Statement (the "Proxy Statement"), which was filed with the SEC on April 4, 1997.

                  4. Invacare's objective in waging this two front campaign of deception is clear. Invacare wants to artificially depress Healthdyne's second quarter 1997 earnings, which will be announced just prior to Healthdyne's July 30, 1997 annual shareholders meeting. As a result, Healthdyne's shareholders may misperceive the value of their shares when they vote on July 30,

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1997. At the meeting, the shareholders will in essence be deciding whether to sell their shares at the price Invacare is offering or to continue to hold their shares and participate in Healthdyne's continued growth and greatly improving profitability. Invacare's secret campaign to damage Healthdyne's second quarter results is designed to cause the shareholders to make their decision on the basis of inaccurate information.

                  5. By its illegal conduct, Invacare is causing, and, unless enjoined, will continue to cause serious irreparable injury to Healthdyne, its shareholders, and the investing public. Through this first amended counterclaim, Healthdyne seeks to recover from Invacare for the injury, loss and damage caused by Invacare's tortious conduct and to enjoin Invacare from further deception of Healthdyne's customers and shareholders.

                                  JURISDICTION

                  6. The claims based on Invacare's violation of federal securities laws arise under Sections 14(a), 14(d), and 14(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C.

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ss.ss. 78(a) and 78(e) and the rules and regulations promulgated pursuant thereto. This Court has subject matter jurisdiction over these claims based on
Section 29 of the Exchange Act, 15 U.S.C. ss. 28aa; and 28 U.S.C. ss. 1331. The matter in controversy exceeds the sum or value of $75,000, exclusive of interest and costs.

                   7. This Court has subject matter jurisdiction over the claims based on Invacare's violations of Georgia law based on 28 U.S.C. ss. 1332(a) and 28 U.S.C. ss. 1367(a).

                                   BACKGROUND

                 INVACARE'S DECEPTION OF HEALTHDYNE'S CUSTOMERS

                  8. Invacare is engaging in a nationwide campaign of providing false and misleading information to Healthdyne's customers in order to persuade the customers not to purchase Healthdyne's oxygen concentrator products. Invacare directly competes with Healthdyne in the market for oxygen concentrators. Specific examples of Invacare's conduct are discussed below.

                  9. Several times within the last 30 days, Invacare's sales representative in the Memphis, Tennessee region, Carl Tisdale, has approached at least three longstanding customers of Healthdyne and given them false and misleading information about Healthdyne in order to induce them not to order Healthdyne's concentrator products. Upon information and belief, Invacare's representative has engaged in similar conduct with all or

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nearly all of Healthdyne's customers in the region.

                  10. Specifically, Invacare's sales representative has falsely told Healthdyne's customers that Invacare's hostile acquisition of Healthdyne is a "done deal." He has said that Invacare plans to close Healthdyne's Marietta, Georgia facility that manufactures oxygen concentrators and will discontinue Healthdyne's line of oxygen concentrator products.

                  11. Invacare intentionally made these false statements to Healthdyne's customers in order to damage Healthdyne's sales of oxygen concentrators. Invacare is well aware that its hostile acquisition of Healthdyne is not a "done deal." Invacare has not met the conditions of its tender offer and may never do so. Nor has Invacare announced an intention to discontinue Healthdyne's line of oxygen concentrators if its hostile takeover succeeds.

                   12. Invacare's sales representative in San Antonio, Texas, Larry Ropka, has engaged in similar activity. Mr. Ropka has contacted Healthdyne's customers in the San Antonio region and told them that Invacare's acquisition of Healthdyne is imminent and that after the acquisition Healthdyne's line of oxygen concentrators will become "obsolete."


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                  13. Based on these identical incidents in widespread
geographic areas, Healthdyne avers that Invacare is disparaging Healthdyne's business to all of its customers nationwide.

                  14. Invacare's representatives are making these false statements in order to mislead or confuse Healthdyne's customers into not ordering Healthdyne's concentrator products. As a direct result of Invacare's unlawful conduct, some of Healthdyne's customers have not ordered Healthdyne's concentrators.

                  15. For example, in San Antonio, a long standing Healthdyne customer had placed an order for 50 oxygen concentrators with a Healthdyne representative. After the customer had made the order, Invacare's representative contacted the customer and provided the false and misleading information described above. The customer thereafter canceled the order for 50 Healthdyne oxygen concentrators. The customer told Healthdyne's representative that it was canceling the order and placing it instead with Invacare (at a higher price per concentrator than the Healthdyne order) because of the statements made by Invacare's representative.

                   16. Upon information and belief, Healthdyne avers that it has lost other orders for oxgygen concen-

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trators as a result of Invacare's unlawful conduct.

               INVACARE'S DECEPTION OF HEALTHDYNE'S SHAREHOLDERS

                  17. Invacare has simultaneously misled Healthdyne's shareholders and the investing public by failing to disclose its campaign to unlawfully reduce Healthdyne's sales of oxygen concentrators and its intention to discontinue Healthdyne's line of oxygen concentrators.

                  18. Invacare's Offer Statement contains an incomplete and misleading description of Invacare's plans for Healthdyne if it successfully acquires Healthdyne as a result of its hostile takeover. The Offer Statement provides:

                  Except as described in the Offer to Purchase, none of the Purchaser, the Parent nor, to the best knowledge of the Purchaser and the Parent, any of the persons listed on Schedule I have any present plans or proposals that would relate to or result in an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries or a sale or other transfer of a material amount of assets of the Company or any of its subsidiaries, any material change in the capitilization or dividend policy of the Company or any other material change in the Company's corporate structure or business or the composition of its Board of Directors or management.

Offer Statement at 39-40 (emphasis added).

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                  19. The Offer Statement intentionally omits Invacare's plan to close Healthdyne's Marietta, Georgia facility that manufactures concentrators and to discontinue Healthdyne's line of oxygen concentrators. Invacare has not disclosed this information in any other publicly available document, including Invacare's Proxy and the numerous press releases Invacare has made regarding Healthdyne since it publicly announced its hostile takeover on January 10, 1997.

                  20. In fact, Invacare's chairman, A. Malachi Mixon III, has repeatedly been quoted in the Atlanta Journal and Constitution stating that Invacare plans to grow, not cut, the company's local operations. See Atlanta Journal and Constitution, March, 27 and 28, 1997.

                  21. The Offer Statement, the Proxy, and Invacare's press releases also omit any reference to Invacare's conduct relating to its effort to reduce Healthdyne's sales of oxgyen concentrators by making false and disparaging statements to Healthdyne's customers. These omissions are particulary significant in light of the importance Healthdyne's second quarter 1997 results will have on Healthdyne's shareholders' decisions regarding Invacare's proxy contest and tender offer.

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                  22. Healthdyne's second quarter results, which will be
available in mid July 1997, will likely be the most significant fact in Healthdyne's shareholders' consideration of Invacare's hostile offer and proxy contest. In the first quarter of 1997, Healthdyne acheived spectacular earnings growth, exceeding analysts' expectations. Invacare fears that similar results for the second quarter of 1997 will cause Healthdyne's shareholders to fully recognize the value of their shares and thereby forcelose Invacare's attempt to acquire Healthdyne at a grossly inadequate bargain price.

                  23. In order to prevent a fully informed shareholder vote, Invacare first tried to force an early meeting of the shareholders of Healthdyne. Invacare filed a motion for preliminary injunction seeking to compel the annual meeting by June 30, 1997, which would have caused the meeting to be held just before the second quarter results became available.

                  24. Invacare simultaneously tried to cast doubt on Healthdyne's outstanding first quarter results by making false statements about the reasons for Healthdyne's success. Invacare's Chairman, A. Malachi Mixon, III, publicly released a letter dated March 31, 1997 to Healthdyne's Chairman, Parker H. Petit, that in-

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cludes the following false statement: "we have heard in the marketplace that
Healthdyne may have taken extraordinary actions meant to provide a short-term boost to first quarter earnings." He described Healthdyne's outstanding results as a "window dressed quarter."

                  25. In part because of Invacare's and Mixon's false, insulting and self-serving attacks on Healthdyne's outstanding first quarter results, Healthdyne's board of directors scheduled the annual meeting of shareholders for July 30 in order to ensure that Healthdyne's second quarter results would be available to shareholders. The second quarter results will demonstrate to the shareholders the continued progress of Healthdyne's strategic plan. Because its attempt to force a premature shareholders meeting was meritless, Invacare consented to the July 30 meeting date.

                  26. Invacare now seeks to directly damage Healthdyne's second quarter results through its campaign of deception and misinformation aimed at Healthdyne's customers. Invacare's conduct is designed to have a material effect on Healthdyne's second quarter results. Invacare thus seeks to manipulate the shareholders' perception of the value of their shares and the market price of Healthdyne's stock. By its secret actions, Invacare

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intends to persuade Healthdyne's shareholders to accept its proxy solicitation and tender into its offer.

                                    COUNT I

                  (FOR VIOLATION OF SECTION 14(A) OF THE 1934
                   ACT AND RULE 14A-9 PROMULGATED THEREUNDER)

                   27. Healthdyne realleges and reincorporates by reference each and every allegation contained in the foregoing paragraphs.

                   28. Section 14(a) of the Exchange Act provides that it is unlawful to use the mails or any means or instrumentality of interstate commerce to solicit proxies in contravention of any rule promulgated by the SEC. 15 U.S.C. ss. 78n(a).

                   29. Rule 14a-9 provides in pertinent part: "No solicitation subject to this regulation shall be made by means of any . . . communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . .
 ." 17 C.F.R. ss. 240.14a-9. Invacare has violated and threatens to continue to violate Section 14(a) and Rule 14a-9.

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                  30. The Preliminary Proxy Statement and the Offer Statement
constitute communications made under circumstances reasonably calculated to result in the procurement of votes from Healthdyne shareholders in the proxy contests relating to the election of directors to serve on the Healthdyne Board and Invacare's Proposed Amendments to the Healthdyne Bylaws.

                  31. The intentional omissions of material facts in these documents are designed to predispose Healthdyne's shareholders to vote in favor of the Invacare Nominees and Invacare's Proposed Bylaws at the Annual Meeting of Healthdyne Shareholders. Such statements are continuing and unless enjoined will continue to improperly influence Healthdyne's shareholders to vote in favor of the Invacare Nominees and Invacare's Proposed Bylaws.

                  32. As a result of Invacare's unlawful conduct, Healthdyne's shareholders and the investing public have been deprived of the truthful and complete information required to be disclosed by SEC Rule 14a-9 and are being asked to make important voting decisions without the benefit of federally mandated disclosure. If the dissemination of this misinformation is allowed to continue, Healthdyne's shareholders will be irreparably

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harmed as they will be deprived of the right to exercise meaningfully their voting franchise.

                  33. The omissions in the Preliminary Proxy and Offer Statement will continue to have a material effect on the voting power relating to the Proxy Contest.

                  34. Healthdyne has no adequate remedy at law.

                                    COUNT II

                  (FOR VIOLATION OF SECTION 14(D) OF THE 1934
             ACT AND RULES AND REGULATIONS PROMULGATED THEREUNDER)

                   35. Healthdyne realleges and incorporates by reference each and every allegation contained in the foregoing paragraphs.

                   36. Section 14(d) provides in pertinent part: "It shall be unlawful for any person, directly or indirectly, by use of the mails or by any means or instrumentatility of interstate commerce or of any facility of a national securities exchange or otherwise, to make a tender offer ... unless
 ... such person has filed with the Commission a statement containing ... such additional information as the Commission may by rules and regulations prescribe as necessary or appropriate in the public interest or for the protection of investors."

                   37. Rule 14d-3 provides in pertinent part: "no bidder shall make a tender offer ... unless ... such


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bidder: (1) Files with the Commission ten copies of a Tender Offer Statement on
Schedule 14D-1 ...."

                   38. Schedule 14D-1, Item 5, provides in pertinent part:
"Describe any plans or proposals which relate to or would result in: ... (e) any material change in the subject company's corporate structure or business...."

                   39. The omissions in the Offer Statement, described above, constitute a violation of the express requirements of Schedule 14D-1.

                   40. Healthdyne has no adequate remedy at law.

                                   COUNT III

                        (FOR VIOLATION OF SECTION 14(E)
                   OF THE 1934 ACT AND RULES AND REGULATIONS
                            PROMULGATED THEREUNDER)

                   41. Healthdyne realleges and incorporates by reference each and every allegation contained in the foregoing paragraphs.

                   42. Section 14(e) provides in pertinent part: "It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices in connection with any tender offer . . . or any solicitation of

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security holders in opposition to or in favor of any such offer . . . ."
Invacare has violated and threatens to continue to violate Section 14(e).

                  43. The Preliminary Proxy and the Offer Statement constitute communications made under circumstances reasonably calculated to result in the procurement of tenders from shareholders in favor of Invacare's Offer.

                  44. The intentional omission of material fact described above are designed to predispose Healthdyne shareholders to accept Invacare's Offer. Such statements are continuing and will continue improperly to influence Healthdyne's shareholders to accept the Invacare Offer and constitute fraudulent, deceptive and manipulative acts and practices.

                  45. Healthdyne has no adequate remedy at law.

                                    COUNT IV
                  (VIOLATIONS OF THE GEORGIA UNIFORM DECEPTIVE
                  TRADE PRACTICES ACT)

                  46. Healthdyne realleges and incorporates by reference each and every allegation contained in the foregoing paragraphs.

                  47. The Georgia Uniform Trade Practices Act, O.C.G.A. ss. 10-1-372 provides, inter alia, that a person engages in a deceptive trade practice, when, in the

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course of his business, he disparages the goods, services, or business of another by false or misleading representations of fact or represents or engages in any other conduct which similarly creates a likelihood of confusion or of misunderstanding.

                  48. As set forth herein above, in the course of promoting their services, representatives of Invacare, in conjunction with and through Invacare, have disparaged the products and services of Healthdyne and have misrepresented the future availability of those products and services by issuing statements containing false and misleading representations of fact about Healthdyne's likely demise in the near future and the discontinuation of the oxygen concentrator segment of Healthdyne's business.

                  49. Invacare's false and misleading representations have deceived and are likely to continue to deceive potential purchasers of Healthdyne's oxygen concentrators about the continued availability of the concentrators and Healthdyne's services and warranties relating to the same and thus to affect adversely customers' and potential customers' buying decisions for Healthdyne's concentrators.


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                  50. Invacare made and/or facilitated the making of the
disparaging representations regarding Healthdyne and its oxygen concentrator products willfully and with knowledge that they were deceptive.

                  51. By its actions as alleged above, Invacare is in violation of the Georgia Uniform Deceptive Trade Practices Act, ss. 10-1-370 through 375.

                  52. As a direct and proximate result of Invacare's violations of the Georgia Deceptive Trade Practices Act, Healthdyne has sustained substantial injury to its business and will continue to sustain injury in the future.

                  53. Healthdyne is therefore entitled to a preliminary and permanent injunction restraining Invacare from committing further violations of the Georgia Uniform Deceptive Trade Practices Act and an award of its attorneys' fees and costs as authorized by the Act.

                  54. Healthdyne has no adequate remedy at law.

                                    COUNT V
                      (TORTIOUS INTERFERENCE WITH BUSINESS RELATIONS, CUSTOMERS AND PROSPECTIVE ECONOMIC ADVANTAGE)

                  55. Healthdyne realleges and incorporates by reference each and every allegation contained in the foregoing paragraphs.

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                  56. Healthdyne has entered into business relationships and purchase orders with customers involving the sale of oxygen concentrators which contain the probability of future economic rewards for Healthdyne.

                  57. Invacare has knowledge of Healthdyne's business relationships with its customers involving the sale of oxygen concentrators to those customers. As evidenced by Invacare's solicitation of Healthdyne's customer accounts set forth above, Invacare has taken actions intentionally designed to disrupt these business relationships. These actions include, but are not limited to, contacting customers who have purchased or are about the purchase the oxygen concentrator products through Healthdyne so that Invacare can attempt to make direct sales to those customers.

                  58. By the conduct described herein, Invacare has engaged in unfair business practices, and has wrongfully and maliciously interfered with Healthdyne's contractual and business relationships with current customers and has maliciously interfered with Healthdyne's prospective business opportunities.

                  59. Invacare and its representatives' sole motivation in acting was to further their own business and economic interest to the detriment of Healthdyne.

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                  60. As a proximate result of Invacare's actions complained of herein, Healthdyne has been damaged in an amount to be determined in accordance with proof at trial, together with interest thereon. Further, as a direct and proximate result of such actions by Invacare, Healthdyne anticipates that it will suffer future damages in an amount unknown at this time, subject to proof at trial.

                  61. The foregoing actions of Invacare were willful, malicious and specifically intended to harm Healthdyne or in reckless disregard of Healthdyne's rights. Under all the circumstances herein, Healthdyne is entitled to an award of punitive damages against Invacare in an amount to be determined at trial.

                  62. Further, unless preliminarily and permanently enjoined by this Court, Invacare and its representatives will continue their tortious interference with Healthdyne's customer relations and prospective business opportunities, and Healthdyne will suffer immediate and irreparable damage for which there is no adequate remedy at law.

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                                    COUNT VI
                              (UNFAIR COMPETITION)

                  63. Healthdyne realleges and incorporates by reference each and every allegation contained in the foregoing paragraphs.

                  64. The oxygen concentrator segments of Healthdyne and Invacare's businesses are in direct competition with one another.

                  65. Healthdyne has devoted substantial resources to developing the oxygen concentrator segment of its business and maintaining the relationships with its oxygen concentrator customers and to providing them quality concentrator products.

                  66. Upon information and belief, by the acts alleged above, Invacare has intentionally used improper and unlawful means to solicit oxygen concentrator customers of Healthdyne. Invacare's malicious intent is reflected, inter alia, by its knowing and intentional false and misleading representations of fact about the likely demise of Healthdyne in the near future as a result of Invacare's hostile tender offer and takeover attempts for Healthdyne and Invacare's subsequent discontinuation of the oxygen concentrator segment of Healthdyne's business.



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                  67. Invacare's conduct described above constitutes unfair
competition under Georgia law. As a result of such conduct, Healthdyne has suffered commercial injury and damages in an amount to be determined at trial for which Invacare is liable.

                  68. The foregoing actions of Invacare were willful, malicious and specifically intended to harm Healthdyne or in reckless disregard of Healthdyne's rights. Under all the circumstances herein, Healthdyne is entitled to an award of punitive damages against Invacare in an amount to be determined at trial.

                  WHEREFORE, Healthdyne requests that this Court:

                   (a) Declare and decree that Invacare has violated Section 14(a) of the 1934 Act and the rules and regulations promulgated thereunder;

                   (b) Declare and decree that Invacare has violated Section 14(d) of the 1934 Act and the rules and regulations promulgated thereunder;

                   (c) Declare and decree that Invacare has violated Section 14(e) of the 1934 Act and the rules and regulations promulgated thereunder;

                   (d) Enjoin Invacare, its officers, agents, servants, employees, attorneys and all persons in active concert with them from directly or indirectly continuing

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with their proposal to acquire Healthdyne or from pursuing the Offer until such time as Invacare has made complete corrective disclosure of the misleading ommissions in the statements heretofore made by them;

                   (e) Enjoin Invacare and its officers, agents, servants, employees, attorneys and all persons in active concert with them from violating the federal securities laws, rules and regulations;

                   (f) Enjoin Invacare and its officers, agents, servants, employees, attorneys and all persons in active concert with them from taking further steps to elect any Invacare nominees to the Healthdyne Board of Directors;

                   (g) Order Invacare to make complete disclosure and correct all false and misleading statements heretofore made by them;

                   (h) Order Invacare to cease its violations of the Georgia Uniform Deceptive Trade Practices Act;

                   (i) Order Invacare to cease its tortious interference with Healthdyne's business relations, customers and prospective economic advantage;

                   (j) Order Invacare to cease its unfair competition;

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


                   (k) Award compensatory damages, the precise amount of which will be determined at trial;

                   (l) Award punitive damages for Invacare's willful and intentional conduct;

                   (m) Award attorneys' fees and costs; and

                   (n) Providing such other relief as shall be just and proper.

                   DATED this 16th day of June, 1997.

                                            Respectfully Submitted,

                                            TROUTMAN SANDERS LLP

                                            /s/ Winifred D. Simpson
                                            ---------------------------
                                            Winifred D. Simpson
                                            Georgia Bar No. 648275
                                            John M. Bowler
                                            Georgia Bar No. 071770
                                            NationsBank Plaza
                                            600 Peachtree Street, N.E.
                                            Suite 5200
                                            Atlanta, GA  30308-2216
                                            (404) 885-3000

Of Counsel

Edward P. Welch
Andrew J. Turezyn
Paul J. Lockwood
SKADDEN, ARPS, SLATE,
  MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware  19899
(302) 651-3000

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



                      IN THE UNITED STATES DISTRICT COURT
                      FOR THE NORTHERN DISTRICT OF GEORGIA
                                ATLANTA DIVISION

INVACARE CORPORATION and                    :
I.H.H. CORP.,                               :
                           Plaintiffs,      :
                                            :
                  v.                        :        CIVIL ACTION NO.
                                            :        1:97-CV-0205-CC
HEALTHDYNE TECHNOLOGIES, INC.               :
CRAIG B. REYNOLDS,                          :
J. TERRY DEWBERRY,                          :
ALEXANDER H. LORCH,                         :
J. LELAND STRANGE,                          :
JAMES J. WELLMAN, and                       :
J. PAUL YOKUBINAS,                          :
                                            :
                           Defendants.      :

                             CERTIFICATE OF SERVICE
                             ----------------------

         I hereby certify that I have this day served a copy of the foregoing SECOND COUNTERCLAIM upon the interested parties by the following means addressed as follows:

VIA HAND DELIVERY                   VIA FIRST CLASS U.S. MAIL
AND VIA FACSIMILE                   VIA FACSIMILE
M. Robert Thornton                  J. Andrew Ward
Michael R. Smith                    SIMPSON THACHER & BARTLETT
David J. Onorato                    425 Lexington Avenue
KING & SPALDING                     New York, New York 10017
191 Peachtree Street, N.E.
Atlanta, Georgia  30303

         This 16th day of June, 1997.

                                 /s/ John M. Bowler
                                 ------------------------
                                 John M. Bowler

                                     25